Exhibit 23.4
CONSENT OF CORPORATE VALUE MANAGEMENT INC.
     We hereby consent to the use of our name and to the inclusion of our fairness opinion letter, dated November 18, 2008, as Appendix C, and the reference thereto under the caption “THE ADVB ACQUISITION – Fairness Opinion of Corporate Value Management Inc.” in the information statement/prospectus which forms a part of the Registration Statement on Form S-4 filed by Lime Energy Co. By giving such consent we do not thereby admit that we are experts with respect to any part of such information statement/prospectus within the meaning of the term “expert” as used in, or that we come within a category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Chicago, Illinois January 23, 2009	/s/ Corporate Value Management Inc. Corporate Value Management Inc.